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Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 450 5800 fax deanna.kirkpatrick@davispolk.com

October 10, 2017

Re:	One Madison Corporation Draft Registration Statement on Form S-1 Submitted July 24, 2017 CIK No. 0001712463 CONFIDENTIAL

Mr. John Brown

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Brown,

On behalf of our client, One Madison Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated August 18, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended Registration Statement (including exhibits) and three marked copies of the Amended Registration Statement showing the changes to the draft Registration Statement confidentially submitted on July 24, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Mr. John Brown Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 10, 2017

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company will supplementally provide the Staff with a copy of the presentation that the Company used in testing the waters meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Risk Factors

We may not have sufficient funds to satisfy indemnification claims, page 40

2.	We note your disclosure here that your officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any moneys in the trust account. Please advise whether they have signed any written agreements to that affect and whether your future directors will sign similar agreements. If such written agreements exist, please file them as exhibits to your registration statement and describe their material terms or advise.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that its officers and directors intend to sign written indemnification agreements including the waiver mentioned above prior to the consummation of the offering and that future officers and directors will sign similar agreements. The Company undertakes to file such written agreements, or a form thereof, as exhibits to a future filing of the registration statement. In response to the Staff’s comment, the Company has also revised its disclosure on page 104 of the Amended Registration Statement.

Initial Business Combination, page 77

3.	Please briefly describe the criteria your board of directors may use in evaluating whether it is unable to make a fair value determination on its own and therefore would obtain an opinion from an independent investment banking firm.

Mr. John Brown Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 10, 2017
Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 21 and 76 of the Amended Registration Statement.

4.	Regarding a fair market valuation opinion, we note the statement on page 77 that “shareholders may not be provided with a copy of such opinion nor will they be able to rely on such opinion.” Please disclose the circumstances under which you would obtain such an opinion but not provide a copy to shareholders. In addition, please tell us what consideration you gave to providing a risk factor about attendant risks.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 21, 44 and 76 of the Amended Registration Statement.

Effecting Our Initial Business Combination

General, page 80

5.	You contemplate in the first paragraph on page 80 that you may seek to complete your initial business combination with a “financially unstable” company or an entity in early stage development or growth. Please briefly describe how you would determine whether such a business has a fair value of at least 80% of the assets in the trust account.

Response:	In response to the Staff’s comment, the Company respectfully submits that the fact that a company is financially unstable does not necessarily mean that it will be difficult to value or that it will not have a fair value of at least 80% of the assets in the trust account. There are many companies that may be financially unstable but for which a fair value can be ascertained, including (i) mature businesses that have been in operation for long periods of time, but have either experienced recent difficulties, are not properly managed or have invested in new lines of business that have drained resources from the primary business or (ii) entities without established records of sales or earnings that are valued based on their balance sheet components (i.e. intellectual property), management and personnel experience, competitive position or other intangible assets that may be valued. In any event, to the extent that the Company does seek to pursue a business combination with a financially unstable business, it will only do so if such business has a fair value of at least 80% of the assets in the trust account at such time and after a thorough due diligence review consistent with that described under “Evaluation of a Target Business and Structuring of Our Initial Business Combination.” The Company has revised its disclosure on page 79 of the Amended Registration Statement to clarify the above.

Certain Relationships and Related Party Transactions, page 106

6.	Please describe your policies and procedures for review, approval or ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

Mr. John Brown Division of Corporation Finance U.S. Securities and Exchange Commission	4	October 10, 2017
Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Amended Registration Statement.

Mr. John Brown Division of Corporation Finance U.S. Securities and Exchange Commission	5	October 10, 2017

Please do not hesitate to contact me at (212) 450-4135 or deanna.kirkpatrick@davispolk.com, John Meade at (212) 450-4077 or john.meade@davispolk.com, or Milson Yu at (212) 450-3173 or milson.yu@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

cc:	Via E-mail Omar Asali, Chief Executive Officer One Madison Corporation